ACME PACKET, INC.
71 Third Street
Burlington, MA 01803

July 10, 2009

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:  Mark P. Shuman

RE:	Acme Packet, Inc,
Registration Statement on Form S-3, as amended
File No. 333- 159613

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, and Rule 12(b)-6 of the Securities Exchange Act of 1934, as amended, Acme Packet, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-3, as amended,  be accelerated to 4 p.m. Eastern Daylight Savings Time, on Tuesday, July 14, 2009 or as soon as practicable thereafter.

The Registration Statement relates to resale of shares of the Company’s common stock by the selling security holders named in the Registration Statement.  No underwriters are involved in the transactions that are the subject to the Registration Statement.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact Julio E. Vega (617-951-8901) or Matthew J. Cushing (617-951-8439) of Bingham McCutchen LLP.

Sincerely,

ACME PACKET, INC.

/s/ Peter J. Minihane
Name: Peter J. Minihane
Title: Chief Financial Officer and Treasurer

cc:	Julio E. Vega, Bingham McCutchen LLP Matthew J. Cushing, Bingham McCutchen LLP Kevin Dougherty, U.S. Securities and Exchange Commission